Exhibit 10.1

St. Louis

•	Kan Am hereby approves the refinancing of the existing third party debt secured by St. Louis Mills on substantially the terms set forth on Exhibit A, subject to Kan Am having the opportunity to review and approve the loan documents which approval shall not be unreasonably withheld, conditioned or delayed.

•	Mills shall make a capital contribution to the partnership in an amount sufficient to pay down the existing secured debt to a level which will permit a refinancing of such debt. Such contribution shall not exceed $60 million nor be less than $55 million (the “St. Louis Contribution”). The St. Louis Contribution shall be subordinate capital and accrue a Priority Return of nine percent (9%). Such Priority Return and such capital contribution shall be paid to Mills only after (i) the payment to Kan Am of its return on capital and (ii) Kan Am’s return of capital, with Kan Am receiving full payment of one hundred nine percent (109%) of Kan Am’s invested capital.

•	The preferred return owed to Kan Am shall be earned and paid quarterly through December 31, 2007, with Mills to contribute capital to the partnership if necessary to pay such amounts. Mills will receive Capital Account and Unreturned Capital Contribution Account credit for any amounts that Mills expends in connection with this guaranty and shall earn a nine percent (9%) Priority Return with respect to such contributions, as of the date the contributions are made.

•	Mills shall receive no payment on account of any amounts owed by St. Louis to Mills, and Mills shall release St. Louis from any amounts due to Mills other than (a) the St. Louis Contribution and the Priority Return thereon, (b) any amounts owed under development, leasing, management or joint venture agreements, and (c) the approximate $13.2 million Mills partner loan. All other amounts due from St. Louis to Mills shall be converted to capital, but no preferred return shall be accrued or paid to Mills on account of such capital.

•	Mills will endeavor in good faith and use commercially reasonable efforts to promptly provide a schedule of payables due and owing to third parties by St. Louis as of the loan closing date. Mills will represent to Kan Am as of the loan closing date that to Mills’ knowledge, the schedule is complete in all material respects (“all material respects” as used in this Term Sheet being defined as omissions or misstatements which Mills should reasonably have been aware of and which total in the aggregate at least $100,000.00). To the extent such schedule is not complete when made in all material respects, then in that event, Mills shall be directly liable for such undisclosed payable, and shall indemnify and hold harmless St. Louis for such amounts. Mills obligation to indemnify shall survive for 1 year from loan closing.

Discover Mills

•	Kan Am acknowledges that it has been provided with the loan documents dated November 30, 2006 for the refinancing at Discover. To the extent disclosed by Mills to Kan Am, Kan Am hereby ratifies and affirms the actions taken by Mills to close the refinancing at Discover and the loan documents executed in connection therewith on November 30, 2006. In consideration for the foregoing, Mills agrees at its sole cost and expense, to cooperate with Kan Am in the event that Kan Am elects to transfer Kan Am’s one percent (1%) general partnership interest in Sugarloaf Mills Mezzanine Limited Partnership to a newly created limited liability company or other entity wholly owned by Kan Am. Upon receipt of appropriate documentation and information related to the transfer from Kan Am, Mills promptly shall seek and use commercially reasonable efforts to obtain, at Mills’ sole cost and expense, all required approvals for such transfer of Kan Am’s general partnership interest in Sugarloaf Mills Mezzanine Limited Partnership from Lender, any Rating Agency and any other third party.

•	Kan Am’s preferred return shall continue to be guaranteed by Mills and paid quarterly through December 31, 2007. Mills will receive Capital Account and Unreturned Capital Contribution Account credit for any amounts that Mills expends in connection with this guaranty and shall earn a nine percent (9%) Priority Return with respect to such contributions, as of the date the contributions are made.

•	Mills shall receive no payment on account of any amounts owed by Discover Mills to Mills, and Mills shall release Discover Mills from any amounts due to Mills other than (a) any amounts owed under development, leasing, management or joint venture agreements, and (b) the approximate $9.6 million Mills partner loan (as of December 31, 2006). All other amounts due from Discover Mills to Mills shall be converted to capital, but no preferred return shall be accrued or paid to Mills on account of such capital.

•	Mills will endeavor in good faith and use commercially reasonable efforts to promptly provide a schedule of payables due and owing to third parties by Discover as of the loan closing date. Mills will represent to Kan Am as of the loan closing date that to Mills’ knowledge, the schedule is complete in all material respects (“all material respects” as used in this Term Sheet being defined as above). To the extent such schedule is not complete when made in all material respects, then in that event, Mills shall be directly liable for such undisclosed payable, and shall indemnify and hold harmless Discover for such amounts. Mills obligation to indemnify shall survive for 1 year from loan closing.

Mills’ Additional Contributions

•	Mills will make additional capital contributions equal to an aggregate of $20,000,000 to the St. Louis and Discover partnerships to fund project improvements as needed as determined in the reasonable discretion of Kan Am. Mills shall fund such amounts no later than five (5) business days after requested by Kan Am. Mills will receive capital account and unreturned capital contribution account credit for these contributions, and shall earn a priority return with respect to these contributions, as of the date such contributions are made. If Mills fails to fund any portion of the $20 million in additional capital, Kan Am may offset Mills’ obligation against Mills’ cash flow at any of the Kan Am/Mills Joint Ventures listed on Schedule 1. At such time as the Goldman Sachs Master Loan has been paid off, Mills’ equity in St. Louis and Discover also will be available for Kan Am to offset such amounts. To the extent not otherwise described in this letter agreement, upon the date of this letter agreement, all obligations of Mills to guaranty development, leasing or any other costs described in Sections 6.2(b) of the Discover partnership agreement, 6.2(a) of the St. Louis partnership agreement or 6.2(a) of the Pittsburgh partnership agreement shall terminate.

•	In addition to the foregoing, Mills will make a $15,000,000 capital contribution to St. Louis Mills Limited Partnership to fund tenant improvements in connection with the Cabela’s lease as needed. Mills will receive capital account and unreturned capital contribution account credit for these contributions, and shall earn a nine percent (9.0%) priority return with respect to these contributions, as of the date such contributions are made. In the event the Cabela’s lease is breached, the unexpended funds shall be available for expenditures at St. Louis and/or Discover as determined in the sole discretion of Kan Am.

FoodBrand Leases and Corporate Chargebacks

•	In lieu of reconciliation and repayment of the amounts that might otherwise be due pursuant to the return of FoodBrand back rents (and, with respect to the Katy Mills FoodBrand lease, the prospective rent relief granted thereunder) and/or return of corporate chargebacks allocated to the Kan Am partners in any of the projects listed on Schedule 1 (the “Kan Am/Mills Joint Ventures”), Mills shall make a payment in the amount of $4 million to affiliates of Kan Am. Kan Am may, in its sole and absolute discretion, allocate the Kan Am Payment among any of the Kan Am partners which are investors in any of the Kan Am/Mills Joint Ventures. The source of payment for the $4 million payable to Kan Am is the $10 million payment due to Mills with respect to the redemption of its interest in Pittsburgh.

•	In consideration for the $4 million payment, Kan Am hereby confirms the full and unconditional release of The Mills Limited Partnership, The Mills Corporation, and their affiliates (including but not limited to any of the Mills partners’ under any of the joint venture agreements for the Kan Am/Mills Joint Ventures) from any and all obligations and liabilities to any and all of the Kan Am partners and /or affiliates relating claims arising prior to January 1, 2007 with respect to (i) the FoodBrand leases and (ii) the corporate chargebacks.

•	Kan Am approves all FoodBrand leases in their current form but does not approve any rent relief for FoodBrand at Pittsburgh Mills, Colorado Mills, St. Louis Mills or at any other project in which Kan Am is an investor (other than Katy) without Kan Am’s approval pursuant to the terms of the joint venture agreements.

•	Mills and Kan Am agree that from and after the date hereof, except as otherwise expressly set forth in the joint venture agreements and/or related agreements among the parties, the management fee paid to Mills for each project is intended to cover the corporate overhead costs of Mills. From and after December 31, 2006, no corporate charge-backs shall be made to the projects unless specifically delineated in an operating budget approved by Kan Am or as expressly set forth in the joint venture agreements and/or related agreements among the parties. Notwithstanding anything to the contrary contained herein, this agreement related to corporate chargebacks is not intended to amend the underlying joint venture and/or related agreements, but rather to clarify that if Mills is charging back costs to the joint ventures from and after December 31, 2006, those costs must be permitted by joint venture or related agreements, or otherwise are subject to approval by Kan Am in a budget.

Grapevine

•	Mills shall make a capital contribution in the amount of $500,000 to the partnership to restore rent relief funds provided to Polar Ice; no preferred return shall accrue or be paid on such capital contribution, and such capital shall not be returned upon a major capital event but shall be deemed to be net ordinary cash flow and distributed in accordance with the provisions of the partnership agreement.

•	Mills shall make a capital contribution in the amount of $64,000 to the partnership as reimbursement for development costs; no preferred return shall accrue or be paid on such capital contribution, and such capital shall not be returned upon a major capital event but shall be deemed to be net ordinary cash flow and distributed in accordance with the provisions of the partnership agreement.

•	Mills is not currently aware of any outstanding loans from the Grapevine partnership.

Colorado

•	Mills shall make a cash contribution to the partnership to make Mills’ capital account equal to the Kan Am capital account of $25,500,000. Mills will receive capital account and unreturned capital contribution account credit for these contributions, and shall earn a priority return with respect to these contributions, as of the date such contributions are made.

•	Mills and Kan Am shall endeavor in good faith and work cooperatively to secure, and Mills shall use its best efforts promptly to provide to Kan Am all documents, statements and other materials which are reasonably necessary in connection with documenting and memorializing the status of any claim against the PIF district with respect to (i) the $3 million anchor tenant improvements, and (ii) the $1 million in eligible but unreimbursed costs under the PIF. These efforts will include making key personnel available and working together to recover all appropriate reimbursements from the PIF district.

•	Kan Am hereby approves and will execute the Distribution and Contribution Agreement in the form previously provided to Kan Am related to the two notes for Lucky Strike and Indiana Valley Metropolitan District.

Katy Mills

•	The net proceeds from the pending bulk land sale by Katy Mills Residual Limited Partnership shall be distributed to the partners of Katy Mills Residual Limited Partnership, who will then contribute such funds to Katy Mills Mall Limited Partnership. Such funds shall be credited to the capital account of each partner, but no Priority Return shall accrue or be payable on such contributions and the funds shall not be included in the calculation of Kan Am’s one hundred twenty (120%) return. Katy Mills Mall Limited Partnership shall use such funds first, to repay the approximate $20 million inter-company loan to Mills; next to pay Kan Am one year of its Priority Return; with any remaining funds to be treated in accordance with the waterfall provisions in the partnership agreement. In the event the net proceeds from the bulk land sale and available distributable cash are insufficient to pay the Mills loan and Kan Am’s one year of Priority Return, the shortfall shall be allocated fifty percent (50%) to Mills and fifty percent (50%) to Kan Am and deducted from the amounts otherwise payable pursuant to this paragraph.

Loan Placement Fees

•	Mills hereby confirms that Mills is not entitled to loan placement fees at Discover, St. Louis and Pittsburgh for the 2006 refinancings contemplated on such projects.

Conversion of Mills Loans and Operating Deficits in 2007

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In no event, for any calendar quarter or any calendar year, shall the Discover, St. Louis or Katy partnerships pay to Mills on account of the approximate $9.6 million Discover partner loan, the approximate $13.2 million St. Louis partner loan, and/or the approximate $21 million Katy partner loan, in excess of sixty percent (60%) of Adjusted Cash Flow from such partnership (defined as Net Ordinary Cash Flow before the deduction of any interest expense or principal payment of such partner loan of the applicable partnership). The Discover, St. Louis, and Katy partnerships shall distribute to the partners no less than forty percent (40%) of Adjusted Cash Flow for each quarter, such amounts to be distributed in accordance with the waterfall related to the payment of Net Ordinary Cash Flow in each applicable partnership agreement.

Cooperation

•	Mills shall endeavor in good faith and use commercially reasonable efforts to respond timely to any future notice or reasonable request delivered from Kan Am related to the joint ventures. Kan Am shall endeavor in good faith and use commercially reasonable efforts to respond timely to any future notice or reasonable request delivered from Mills related to the joint ventures. To avoid confusion and duplication of effort, Mills and Kan Am agree to meet once every other month starting in January 2007 (rotating between Mills and Kan Am’s offices) to review the joint venture projects and any current requests and open issues. The parties will work together to prepare a format and agenda for the meetings and follow-up. There will be at least one member of executive management from both Mills and Kan Am present at the meeting. The necessity of meetings beyond completion of a strategic transaction or December 2007 will be a joint decision.

•	Except for those items identified on Schedule 2 attached hereto, Kan Am represents and agrees that as of the date hereof (a) Kan Am does not have knowledge of any material financial dispute with respect to any Kan Am/Mills Joint Venture or any material breaches or defaults by Mills (or its affiliates) under any Kan Am/Mills Joint Venture, or under any related agreement to which Kan Am and/or its affiliates are a party related to Mills assets (including but not limited to each joint venture, partnership, operating, property management, development, and leasing agreement), (b) this Term Sheet is a complete resolution of all material financial disputes known to both parties with respect to each Kan Am/Mills Joint Venture and each agreement related thereto, and (c) upon request from Mills, Kan Am will deliver and cause its affiliates to deliver confirmation of the foregoing together with a statement of the amount of each of the current capital accounts in respect of the Kan Am/Mills Joint Ventures, the status of preference payments in respect of the Kan Am/Mills Joint Ventures, confirmation of “waterfall” distributions and such other information as Mills may reasonably request from time to time.

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Except for those items identified on Schedule 2 attached hereto, Mills represents and agrees that as of the date hereof (a) Mills does not have knowledge of any material financial dispute with respect to any Kan Am/Mills Joint Venture or any material breaches or defaults by Kan Am (or its affiliates) under any Kan Am/Mills Joint Venture, or under any related agreement to which Mills and/or its affiliates are a party related to Mills assets (including but not limited to each joint venture, partnership, operating, property management, development, and leasing agreement), (b) this Term Sheet is a complete resolution of all material financial disputes known to both parties with respect to each Kan Am/Mills Joint Venture and each agreement related thereto, and (c) upon request from Kan Am, Mills will deliver and cause its affiliates to deliver confirmation of the foregoing together with a statement of the amount of each of the current capital accounts in respect of the Kan Am/Mills Joint Ventures, the status of preference payments in respect of the Kan Am/Mills Joint Ventures, confirmation of “waterfall” distributions and such other information as Kan Am may reasonably request from time to time.

Mills Preferences/Working Capital

•	The Preferred Return of Mills with respect to Discover and St. Louis shall be paid current through December 31, 2007

•	As of December 31, 2007, the “net working capital” at all of the Kan Am/Mills Joint Ventures in which Mills ceases to be a partner or in which the guaranty of Kan Am’s Preferred Return ends, shall be no less than zero. “Net working capital” shall mean current assets less current liabilities on a GAAP basis. Deferred gains on land sales, partner loans and similar items shall be excluded from current liabilities for purposes of calculating net working capital.

Non-Compete

•	With respect to Pittsburgh and Meadowlands, Mills acknowledges that Kan Am has been released from any and all obligations of Kan Am under any non-compete agreement.

Intercompany Funding

•	Kan Am confirms the treatment of the following amounts (as of December 31, 2006) as Mills partner loans:

Debtor	Principal	Interest	Total
Sugarloaf Mills Mezzanine Limited Partnership	$7,198,381.00	$2,388,035.77	$9,586,416.77

St. Louis Mills Limited Partnership	$12,449,536.84	$779,791.17	$13,229,328.01

Income Tax Withholding and Binding Nature of Term Sheet

Approximately $6 million has been withheld from distributions to Kan Am unit holders in TMLP. TMLP and Kan Am will work together to recover such amounts from the U.S. Treasury and/or state Treasuries and remit them to the appropriate Kan Am unit holders as quickly as possible.

This Term Sheet constitutes a valid and binding agreement. It is understood and agreed that to the extent the terms set out herein necessitate an amendment or modification of other existing joint venture or related agreements, Mills and Kan Am will work expeditiously and in good faith to document such amendment or modification. Such effort shall not obviate the binding nature of the terms hereof unless and until replaced by such fully executed amendments or modifications. The terms herein shall not be severable and shall be governed by the laws of the State of Delaware.

ACCEPTED AND AGREED TO:

THE MILLS CORPORATION

THE MILLS LIMITED PARTNERSHIP

/s/ Mark S. Ordan

Name:
Title:

Date: December 27, 2006

ACCEPTED AND AGREED TO:

KAN AM

/s/ T. Kent Hammond

Name:
Title:

Date: December 27, 2006

SCHEDULE 1

Kan Am/Mills Joint Ventures

Grapevine Mills

The Block @ Orange

Concord Mills

Katy Mills

Arundel Mills

Discover Mills

Colorado Mills

St. Louis Mills

Pittsburgh Mills

SCHEDULE 2

Unresolved Issues

•	West Houston/Katy Mills – ownership and capital structure (partners’ requirement to fund capital).

•	Katy Mills – if the bulk land sale referenced in the Term Sheet does not occur, Kan Am and Mills have not resolved the interpretation of the applicable side letter on land sale proceeds and use of proceeds from future land sales.

•	Leasing Commissions – the calculation and/or entitlement of leasing commissions due for certain executed lease transactions at certain of the Kan Am/Mills Joint Ventures is under review by Kan AM but is not expected to be a material amount.

EXHIBIT A

October 27, 2006

Mr. Michael Gaffney

Vice President

The Mills Corporation

5425 Wisconsin Avenue, Suite 500

Chevy Chase, MD 20815

Re:	Proposed Loan (the “Loan”)
St Louis Mills, St. Louis, Missouri (the “Property”)

Dear Mike:

We are pleased to summarize the basis upon which Morgan Stanley Mortgage Capital, Inc. (“Morgan Stanley” or the “Lender”), would be prepared (subject to our satisfactory completion of due diligence and underwriting of the asset and satisfactory documentation) to provide financing secured by the Property. Set forth below are the principal terms that would apply to such a transaction.

This letter constitutes neither an offer nor a commitment by us, but rather summarizes the general terms under which we would be willing to fund the Loan. The terms outlined below will be subject to satisfactory completion of due diligence items customary for such a transaction including an appraisal, tenant estoppels, title, survey, casualty and liability coverage (including coverage against acts of terrorism), etc. and approval by Lender’s loan committee.

We look forward to working with you on this transaction.

Lender:	Morgan Stanley or any of its affiliates, successors and/or assigns.

Borrower	A newly formed single-purpose, bankruptcy remote entity (“Borrower”) controlled by The Mills Limited Partnership (“Mills”) and owned by Mills and a KanAm sponsored fund. Borrower will cooperate in providing a non-consolidation opinion meeting rating agency criteria.

Loan Amount	The Maximum Loan Amount shall not exceed the lesser of: (i) $90,000,000 or (ii) 65% of the current “as-is” appraised value based on a new MAI appraisal acceptable to Lender. The Loan Amount may be evidenced by one or more notes.

Minimum NOI:	$9.2 million based on Lender’s determination of “as-is” underwritable net operating income using applicable rating agency criteria (“NOI”).

Interest Rate:	130 bp + 5-year Mid-Market Swap Rate.

Interest will be calculated on an actual/360 basis. The Interest Rate shall be subject to change of Lender’s discretion based upon changes in the U.S. swap rate until the earlier to occur of (i) the date on which the Borrower locks the coupon with Morgan Stanley in accordance with the Rate Lock section below and (ii) the funding of the Loan.

Interest will be due on the ninth day of each month (or previous business day) with no grace period.

Loan Term:	5 years.

Amortization:	None.

Security:	(i) Non-recourse (with customary exceptions) first mortgage lien on land and improvements at the Property, (ii) a first priority assignment of leases and rents and (iii) other items as required in Lender’s sole discretion.

Origination Fee:	None.

Rate Lock:	Lender will lock the interest rate upon receipt by Lender of a good faith deposit in the amount of 2% of the Loan Amount and the execution by The Mills Limited Partnership of Lender’s standard rate lock agreement. Upon receipt of such good faith deposit and rate lock agreement, Lender will hedge the loan. The good faith deposit less the carrying cost of the hedge shall be refunded to the Borrower at closing.

Prepayment:	Closed to prepayment prior to the date that is one month before the maturity date. Defeasance permitted commencing 2 years from the date the Loan is finally securitized.

Cash Management Account	All revenues from the Property will flow through an account (the “Cash Management Account”) established by the Borrower with a financial institution acceptable to Lender. The Lender will receive a first priority pledge of the Cash Management Account as additional security for the Loan.

Escrows:	Monthly interest, reserve and escrow payments will be funded from the Cash Management Account before funds are released to the Borrower. Monthly escrows will be required for taxes, insurance and capital expenditures ($0.20/sf/annum).

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TI/LC Reserve:	At closing, Borrower shall fund all unfunded TI’s and LC’s (including those in connection with Cabela’s, regardless of whether the Cabela’s lease has been executed) into a TI/LC Reserve for tenant improvement and leasing costs. In addition, Borrower will deposit $2.7 million at closing into a separate TI/LC Reserve for general tenant improvement and leasing costs associated with the Property.

Up-Front Reserves:	125% of any deferred maintenance or environmental remediation costs as determined by third party studies.

Cash Trap:	During a Trigger Period all excess cash will be held in escrow.

Trigger Event/ Trigger Period:	A “Trigger Event” shall occur at any time the NOI drops below $8.2 million.

A “Trigger Period” shall occur upon the occurrence of a Trigger Event and shall last until the NOI is greater than or equal to $8.2 million for 6 consecutive months.

Terrorism Insurance:	The following language shall be included in the Loan Agreement:

“If “acts of terrorism” or other similar acts or events are hereafter excluded from Borrower’s comprehensive all risk insurance policy, Borrower shall obtain an endorsement to such policy, or a separate policy from an insurance provider which maintains at least an Investment Grade Rating from S&P, Moody’s or Fitch insuring against all such excluded acts or events, to the extent such policy or endorsement is available, in an amount determined by Lenders in its reasonable discretion (but in not event more than an amount equal to the principal balance of the Loan), provided, however, Borrower shall not be required to pay annual premiums in excess of $250,000 for such coverage. The endorsement or policy shall be in form and substance reasonably satisfactory to Lenders.”

Notwithstanding the foregoing, for so long as the Terrorism Risk Insurance Act of 2002 (“TRIA”) is in effect (including any extensions), Lender shall accept terrorism insurance which covers against “covered acts” as defined by TRIA. The maximum insurance premium shall be increased by changes in the consumer price index.

Additionally, Lenders shall permit such coverage to be obtained as part of a blanket policy so long as it provides at least as much coverage as would be available on a “stand-alone” basis.

Additional Financing:	None permitted.

Expenses:	The Borrower shall pay all third party expenses of processing, underwriting and closing the Loan. Lender will pay securitization expenses.

TIF:	The Loan will be subject to Lender’s review and approval of the TIF structure in place at the property.

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Component Note Option	Lender shall have the right at any time (including following the closing of the Loan) to establish “component” notes provided that (i) the total loan amount shall equal the Loan Amount outstanding immediately prior to the creation of such “component” notes and (ii) the weighted average interest rate of all such “component” notes shall initially equal the weighted average interest rate immediately prior to the creation of such “component” notes.

Please call Kevin at (212) 762-6605 or Brie at (212) 762-6608 when you have had an opportunity to review this letter to discuss any questions you may have.

Sincerely,

/s/ Kevin Swartz
Kevin Swartz	Brie Wu
Executive Director	Associate

cc: Jim Flaum

/s/ Richard J. Nadeau
Richard J. Nadeau

Executive Vice President and Chief Financial Officer

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